SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                             SECTION 14F-1/A OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         Midwest Venture Holdings, INC.
                    -----------------------------------------
                            (Name of Subject Company)

                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                              [-------------------]

                         -------------------------------
                      (CUSIP Number of Class of Securities)

                                   Shane Jones
                                    President
                        350 E. Michigan Avenue, suite 410
                         Kalamazoo, Michigan 49007-3800
                                 (616) 349-3971

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                              L. Van Stillman, Esq.
                        Law Office of L. Van Stillman, PA
                        1177 George Bush Blvd., Suite 308
                           Delray Beach, Florida 33483
                                 (561) 330-9903

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

      This Information Statement is being furnished to holders of record of shares of common stock, par value $.001 per share (the "Common Stock"), of Midwest Venture Holdings, Inc., a Nevada corporation (the "Company") on December 30, 2002, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

      The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

      The Company entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which sets forth the terms and conditions of a proposed business combination of the Company and Inspirations Product Group, Inc., a California corporation ("IPG"). Pursuant to the Reorganization Agreement, IPG will exchange one hundred (100%) percent of its issued and outstanding shares for twenty five million (25,000,000) shares of the Company, with the Company as the surviving corporation. IPG will, as a result, become a wholly-owned subsidiary of the Company. It is currently anticipated that the consummation of the Reorganization will occur ten (10) days after the date this Information Statement is first mailed to the Company's stockholders.


      IPG was formed as a California corporation to manage the commercialization of a private library owned by the Vatican. For the first time in history, the Vatican has authorized a third-party organization to showcase, exhibit, and make available for limited commercial use, the contents of the Biblioteca Apostolica Vaticana ("BAV"), a private library of the Popes founded in 1451. The library is physically comparable to six football fields in volume and holds one of the great collections of art, manuscripts, sculpture, and historical documents that exist in the Western world. Inspirations Product Group is the approved worldwide representative of the organizations that holds the rights for the Vatican Library, Vatican Treasury and Vatican Observatory. The Company has been formed specifically to fully exploit these commercial opportunities on a global basis. Inspirations Product Group has entered into a business agreement with the Vatican's exclusive third-party licensing representative that calls for the Company to exclusively develop various Vatican "at retail" programs worldwide. A multi-platform business plan has been developed to maximize the potential of the Company's exclusively licensed Vatican rights. This plan includes business development in the following areas: the Vatican Library Collection Church Kiosk Program; Vatican Product Displays in U.S. Shrines; Church & Shrine Program Product Fulfillment and the Direct Marketing of Targeted Vatican Branded Products.

         As noted above, The Company's Vatican consumer product programs include four distinct platforms. Below is a summary of each of these platforms.

Platform 1: The Vatican Library Collection Church Kiosk Program. The Church kiosk program is the most important component in the Company's immediate business plan. This program has been developed after over a year of advance work, research, evaluation and planning. The Company's Church Kiosk Program will launch in the U.S. and expand around the world.

         The Company's Vatican kiosk gift shops will fill a specific need by providing lifecycle religious necessities and gift items for many occasions, from births, celebrations of the sacraments, school graduations, family occasions, bereavement and, of course Christmas, Easter and other holidays.

Platform 2:  POINT OF SALE DISPLAYS IN U.S. CATHOLIC SHRINES

         Like the Church Kiosk Program, with the support of the Catholic community, the Company believes that a majority of shrines will become retail outlets for Vatican Library Collection products.

         The Company's wholesale product pricing will be identical for kiosks and shrines. To assure that each retailer achieves an attractive profit, the Company has designed "keystone" pricing levels to each retailer. Keystone pricing provides a 100% markup for the end retailer.

         This pricing strategy assures that Vatican products will provide the same, if not better profit margins for store or kiosk operators.


PLATFORM 3:  DIRECT MARKETING

         The third revenue platform, Direct Marketing, provides the Company with outstanding short-term and long-term revenue opportunities.

         The Company can design, develop and produce Vatican approved products as, "from the Vatican Library Collection" and sell such products under the brand, Vatican Library Collection. The Company believes that a great opportunity exists to produce special and limited edition products for domestic and international direct marketing programs.

         In its first year of operation, the Company plans on producing two "special" products for mass direct marketing.

         Pope John Paul Commemorative Silver or Gold coin: The Company has created original art for a Pope John coin and the first product pricing has been received from The Birmingham Mint, in the United Kingdom. The Birmingham Mint is a high quality mint with important international distribution channels for their coins.

         The First Vatican Christmas CD: The Company has completed preliminary research and believes that a Christmas CD branded as Vatican Library Collection can be sold in a marketing agreement with Time Life Music. Time Life wants this direct marketing program to include a series of three CD's all branded as the Vatican Library Collection Christmas collection.

PLATFORM 4:  PRODUCT FULFILLMENT

         The Company will earn a large majority of its profits by fulfilling Proprietary Vatican Library Collection packaged products to its Church Kiosk and shrine retail outlets. Each kiosk operator will sign an exclusive sales agreement stipulating that will only display and sell official Vatican Library Collection products in their kiosks or retail displays. This exclusivity ensures that the Company will control all the products offered in its Vatican branded kiosks and displays.


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

Products will be shipped twice monthly only to Area Territory operators on a C.O.D plus shipping basis. The Area Territory operators will then distribute the delivered products to each of their 10 kiosks. In addition to delivering products, each Area Operator will distribute promotional flyers, posters, calendars and review upcoming products and promotions with the kiosk operators.

      It is presently anticipated that upon consummation of the Reorganization, Shane Jones and Steven Burhoe, currently the sole members of the Board of Directors of the Company, will resign from the Board of Directors of the Company, and that Mr. Donald Bredberg and Mr. Jon Taffer will each be appointed to the Board of Directors of the Company. Therefore, it is presently anticipated that ten (10) days after the date this Information Statement is first mailed to the Company's stockholders, the Board of Directors of the Company will consist of Mr. Donald Bredberg and Mr. Jon Taffer.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

      On December 30, 2002, there were 157,371 shares of Common Stock issued and outstanding. As of such date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants, and (ii) no shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stockheld by him. The Common Stock is the only capital stock of the Company outstanding.

     The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five percent (5%) of the Common Stock of the Company as of December 30, 2002:

                                                 -------------------------------
                                                   AMOUNT AND       PERCENTAGE
                         NAME AND ADDRESS OF         NATURE            OF
  TITLE AND CLASS OF      BENEFICIAL OWNER       OF BENEFICIAL        CLASS
         STOCK                                     OWNERSHIP
--------------------------------------------     -------------------------------

Steve Burhoe                        Director           42,844 shares        28%
4514 Saddleworth Circle
Orlando, Florida  32826

Shane Jones                         Director           11,118 shares         7%
5418 Colony Woode Dr.
Kalamazoo, Michigan  49009

Jon Newby                                              11,118 shares         7%
2120 G. Vankal Ave.
attanaw, Michigan  49071

Edward Spade                                           22,226 shares        14%
20 N. Edgemont Avenue
Winter Springs, Florida  32708

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


                                CHANGE IN CONTROL

      Pursuant to the Reorganization Agreement, the Company will cause to be consummated a business combination between the Company and IPG, upon the terms and conditions set forth in the Reorganization Agreement. Pursuant to the Reorganization Agreement, IPG will be a wholly owned subsidiary of the Company. The Company will issue 25,000,000 shares of its common stock, $.001 par value per share (the "IPG" Common Stock"), to the stockholders of IPG, which will represent 95% of the fully-diluted equity capitalization of the Company. It is currently anticipated that the consummation of the Reorganization will occur ten
(10) days after the date this Information Statement is first mailed to the Company's stockholders.

      The Company agreed that simultaneously with the consummation of the Reorganization, the existing director of the Company would appoint Mr. Donald Bredberg and Mr. Jon Taffer, each designated by IPG, to the Board of Directors of the Company. Upon the effectiveness of such appointments, the Existing Director and the officers of the Company will resign from their respective positions.


                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

      The following table sets forth as of December 30, 2002 certain information with respect to the directors and named executive officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the transactions contemplated by the Reorganization Agreement (the "Director Nominees").

   NAME OF BENEFICIAL OWNER        AMOUNT AND     PERCENT OF        PERCENT OF
                                   NATURE OF        CLASS            CLASS
                                   BENEFICIAL       BEFORE           AFTER
                                   OWNERSHIP(1) EXCHANGE EXCHANGE

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
Jon P. Taffer - Board Member         14,500,000        0               57%

Mr. Donald Bredberg                                    0                0                         0


Chip Corporation                     8,750,000(2)      0               34%





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All executive officers and           14,500,000       0              57%
directors of the Company as a
group (two persons)

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

      (1) Represents shares of the Company anticipated to be received by the Director Nominees upon consummation of the Reorganization.

      (2) Jeppe L. Hansen is the CEO of Chip Corporation. No officer or director or controlling person of Chip Corporation is affiliated with the registrant.

               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Jon P. Taffer:

         Mr. Taffer, the Company's CEO, has enjoyed a twenty-six year career owning various businesses with a focus on high-volume restaurants, nightclubs, hotels, sports arenas, live entertainment venues, retail and other hospitality properties. He has won his industry's "Operator of the Year" award twice (1995 &
1997) and an illustrious "Property of the Year" award. Mr. Taffer is the only recipient of a lifetime achievement award from his peers in 1999 entitled the, "Visionary Leadership Award".

         In addition to his hospitality career, Mr. Taffer has participated in the successful development of numerous other businesses including the launch of a satellite pay-per-view movie service, a publishing company and resort development. Mr. Taffer is known as the inventor of the NFL's Sunday Ticket pay programming package. Because of his important work in Sunday Ticket's design, marketing, distribution and sales programs, he was nominated to the Board of NFL Enterprises where he served for three years. Mr. Taffer currently serves on seven Boards (one not-for-profit).

         Mr. Taffer has been a business consultant for over 15 years and has provided sustained, long-term, multi-unit and corporate consulting to Hyatt Hotels, The Marriott Corporation, Sheraton Hotels Worldwide, Prudential Asset Management, HFC Commercial Asset Management Services, Holiday Inns Worldwide, The Belz Group and many others.

         Mr. Taffer has participated in several marketing and branding committees for Hyatt Hotels, Hyatt International and The Marriott Corporation. His brand building experiences will be of great value to the Company.

Mr. Donald Bredberg:

         Donald Bredberg is the CEO of Adventure Studios Inc., a Burbank based studio that provides concept development, design, project management, media development, entertainment content distribution and other services to the out-of-home entertainment industry. Adventure Studios clients include Universal Studios, CityWalk Osaka, NASCAR, The Rouse Company and others. Mr. Bredberg, prior to founding Adventure Studios, was the Senior Vice President of Recreation for Universal Studios managing their international entertainment real estate portfolio. He also was deeply involved and managed Universal Studios' Asian merchandise and product development program.

         Prior to Universal Studios, Mr. Bredberg was the U.S. asset manager for the Sheik of Saudi Arabia. In that position, Mr. Bredberg managed the Sheik's U.S. holding company that included several Ritz Carlton Hotels, Shopping Centers and other assets.

         Mr. Bredberg brings important experiences to the Company including extensive asset and financial management and product development experience.

Mr. Bredberg will not be involved in the day to day operating of the Company. He will be working with Mr. Taffer with a focus on the ongoing development and evaluation of the Company's business strategies and financial planning.


COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Meetings of Directors

During the last full fiscal year ended April 30, 2002, the Company's Board of Directors met or acted by Unanimous Written Consent a total of 3 times. No incumbent director attended fewer than 75% of the aggregate number of meetings of the Board and committees of which he was a member.

Committees of the Board of Directors

The Company does not have any standing audit, nominating or compensation committees of the Board of Directors.

Director Compensation

The Company does not pay directors any compensation as a director.

Executive Compensation

         The Company has no employment contracts with any of its named executive officers who were employees, and has no compensatory plan or arrangement with any of its named executive officers in which the amount to be paid exceededs $100,000 and which were activated upon resignation, termination or retirement of any such named executive officer upon a change in control of the Company.

Certain Legal Proceedings

         To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Transactions with Management and Others. The nominees for director have a material interest in the transactions contemplated by the Reorganization Agreement, as described above under the caption "Change in Control." Mr. Jon Taffer, one of the persons nominated to become a director will receive 14,500,000 shares of the Company in the Reorganization. Additionally, as described above under the caption "Change in Control," Mr. Jon Taffer will become a director of the Company upon consummation of the transactions contemplated by the Reorganization Agreement. Except as described above, there are no other transactions between the Company and any directors, nominees for director, executive officers of the Company, any security holder who is known to own of record or beneficially more than five percent of the Company's


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

voting securities, or any member of the immediate family of the foregoing persons, in which the amount of the transaction exceeds $60,000.

Certain Business Relationships. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year.

Indebtedness of Management. To the knowledge of the Company, no directors or nominees for director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.


COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

         Pursuant to Section 16 of the Exchange Act, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file such reports, the Company is aware that certain individuals have not filed reports or reported transactions in a timely manner during the Company's fiscal year ended December 31, 2001, and up to and including the date of this report.



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